February 14, 1995

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, NW
Judiciary Plaza
Washington, DC   20549

Re:  Schedules 13G-Mid America Apartment Comm.

Dear Sir or Madam:

We are hereby transmitting by Edgar Schedule 13G on behalf of Waddell & Reed Asset Management Company.

Our check in the amount of $1,000 was sent to the Lockbox at the Mellon Bank on February 13, 1995.

If you have any questions concerning the Schedule 13G filing, please call me at
(913)236-1925 or Sharon K. Pappas at (913)236-1920.

Very truly yours,



Janette Bramblett
Senior Legal Assistant

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                          Mid America Apartment Comm.

                                (Name of Issuer)
                                     Common

                         (Title of Class of Securities)


                                 (CUSIP Number)
                                  59522J-10-3
     Check the following Box if a fee is being paid with this
     statement.............[_X_]

     1)   Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons....................................

          Waddell & Reed Asset Management Company-43-0975899

     2)   Check the Appropriate Box if a Member of a Group
          (a).......................................................[__]
     (b).......................................................[__]

     3)   SEC Use Only.............................................

     4)   Citizenship or Place of Organization.....................
          Missouri

     Number of           (5)  Sole Voting Power....330,000..
     Shares Bene-        (6)  Shared Voting Power.................
     ficially            (7)  Sole Dispositive Power..330,000...
     Owned by            (8)  Shared Dispositive Power............
     Each Report-
     ing Person
     With
     9)   Aggregate Amount Beneficially Owned by Each Reporting
          Person....330,000...............................

     10)  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares...........................................

     11)  Percent of Class Represented by Amount in Row
     (9)......................................6.4%

     12)  Type of Reporting Person............IA...................

                                  SCHEDULE 13G
     Item 1(a) Name of Issuer:
          Mid America Apartment Comm.
     ..............................................................
     Item 1(b) Address of Issuer's Principal Executive Offices:
          6584 Polar Avenue, Ste. 340, Memphis, TN 38138
     ..............................................................
     Item 2(a) Name of Person Filing:
           Waddell & Reed Asset Management Company
     ..............................................................
     Item 2(b) Address of Principal Business Office or, if none,
          Residence:
          6300 Lamar Avenue, Shawnee Mission,
          Kansas 66201-9217
     ..............................................................
     Item 2(c) Citizenship:
          Missouri
     ..............................................................
     Item 2(d) Title of Class of Securities:
          Common
     ..............................................................
     Item 2(e) CUSIP Number:
          59522J-10-3
     ..............................................................
     Item 3    Person filing is:Investment Adviser registered under   Section
203 of the Investment Adviser's Act of 1940

     Item 4    Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:
          330,000
     ..............................................................
     (b)  Percent of Class:
          6.4%
     ..............................................................
     (c)  Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote.330,000
          (ii)  shared power to vote or to direct the vote.
          (iii) sole power to dispose or to direct the disposition
                of.............................330,000....
          (iv)  shared power to dispose or to direct the
                disposition of...........................

     Item 5    Ownership of Five Percent or Less of a Class
               Not Applicable

     Item 6    Ownership of More than Five Percent on Behalf of
               Another Person

               Not Applicable

     Item 7    Identification and Classification of the Subsidiary
                 Which Acquired the Security Being Reported on By
The Parent Holding Company

               Not Applicable

     Item 8    Identification and Classification of Members of the
               Group

               Not Applicable
     Item 9    Notice of Dissolution of Group
               Not Applicable

     Item 10
                                 Certification


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


............................
Date:  February 14, 1995
     Waddell & Reed Asset
     Management Company
............................
     6300 Lamar Avenue
     Overland Park, Kansas
     66202-4200

............................
Signature

/s/Sharon K. Pappas
............................
Sharon K. Pappas
Senior Vice President
Name/Title